LAWLER & ASSOCIATES

a professional law corporation

41877 Enterprise Circle N., Suite 220

Temecula, California, 92592

Telephone: 951-506-8888

Facsimile: 951-506-8877

W. SCOTT LAWLER, ESQ.

      Admitted in California

Wednesday, March 08, 2006

Mr. John Reynolds - Assistant Director

Securities and Exchange Commission

450 Fifth Street N.W.

Washington, D.C. 20549

Re:

Dynamic Alert Limited (the "Company")

Amendment No. 5 to Registration Statement on Form SB-2

Filed October 7, 2005

File No. 333-119566

Dear Mr. Reynolds:

Please find enclosed herewith three (3) clean copies and three (3) redlined copies of Amendment No. 6 to Dynamic Alert Limited’s registration statement on Form SB-2.  The electronic copy of this Amendment No. 6 was filed via Edgar, with a submission date of Wednesday, March 08, 2006.

Below are the comments from your comment letter regarding Amendment No. 5 to Dynamic's Form SB-2, each followed by Dynamic Alert Limited’s responses thereto.

Prospectus Cover Page

Comment

1. Please reconcile the closing date of the offering on the cover page with the disclosures on page 11 that “[w]e will keep the offering open until we sell all of the shares registered, or April 30, 2006, which ever comes first.”

Response

We have reconciled the two dates referenced by this comment letter by making both of them state that the offering will remain open until the earlier of June 30, 2006 or the date that all of the offered shares are sold.

Prospectus Summary

Comment

2.  The information in the summary section should be brief and concise, with the more detailed discussion set forth elsewhere in the prospectus.  See Item 503(a) of Regulation S-B.  Please revise to provide only brief information here and reserve the additional information for later on, under an appropriate heading(s).  It appears that most of the information could be provided in the plan of operation section.

Response

Dynamic has revised the Prospectus Summery has requested by this comment.

Risk Factors, page 6

Comment

3. We note the statement in risk factor one that “[w]e may require additional financing in addition to the funds we hope to raise from the sale of shares offered under this prospectus in order to commence our operations.” (emphasis added).  Please reconcile this statement with the disclosure in the summary on page 4 that”[s]hould we be able to raise at least $9,000 from this offering, we would be able to begin operations.” (emphasis added).

Response

We have reconciled the statements referenced by this comment.

Comment

4. Please revise risk factor six to include, if true, the fact that since there is no minimum, investors will not be able to receive back their money if all the funds are not raised in the offering and that such funds may be used by the company upon receipt.

Response

Dynamic has revised this risk factor and included the statement requested by this comment.

Item 4. Use of Proceeds, page 7

Comment

5. Referring to the cost category “Insurance and Bonding,” it would appear that for this type of work, bonding of all the personnel that will be providing the security services would be necessary, and not “may be required.”  Also, please indicate whether or not each of these individuals will have a background check.  Please revise your disclosure accordingly.

Response

Dynamic has revised the disclosure as noted by this comment.

Comment

6. It would appear that the category “Marketing and Travel” should included costs for advertising in the Yellow Pages and also any costs associated with joining local business and travel associations.

Response

Dynamic has revised this category as noted by this comment.

Item 15. Organization Within Last Five Years, page 15

Comment

7. Please remove the cross-reference and instead, provide the disclosure required by Item 101(a) of Regulation S-B as requested previously in our comment 19 in the November 21, 2005 letter.  You may want to combine this section with the “Business Development” subsection.

Response

Dynamic has combined Items 15 and 16; the information required by Item 15 is provided in the first two paragraph under Item 16.

Item 16. Description of Business, page 15

Principal Products and Services, page 15

Comment

8. We note the disclosure that “Dynamic has not yet secured product suppliers.”  Please describe in detail the efforts that the company has undertaken to secure the products suppliers, including research and negotiations.  It may be helpful to explain whether the company has been assured from any suppliers that the company will be able purchase at a discount the products it intends to sell.  If applicable, please discuss the potential markups and how the company will be able to sell or market such products.

Response

Dynamic has revised the disclosure noted by this comment.

The Market, page 16

Comment

9. In the example that you provide, a person training for a marathon, please clarify what the “safety lighting” would be.  Also, in “option one” why would a person necessarily obtain “a personal alarm, safety lighting, and/or a choice of dog repellants” from your company when these products can probably be obtained at many retail stores? Please explain.

Response

Dynamic has revised “safety lighting” to “safety reflectors” and added explanation of why customers would purchase the referenced products from Dynamic rather than a retail outlet.

Comment

10. Further, in option two, you state that “security personnel…would run…along with the client to provide visual security.” As previously requested, please clarify whether or not Mr. Hawkins or other company management is able to perform this service themselves, or whether the company would have to sub-contract for this.

Response

Dynamic has made the clarification requested by this comment.

Distribution, page 17

Comment

11. Please discuss how the company will market its website.  For example, will the company advertise on the internet?  Please explain.  If applicable, please include such costs in the use of proceeds and/or plan of operations.

Response

Dynamic has added disclosure in the first paragraph of this section in response to this comment.

Government Controls and Approvals, page 18

Comment

12. Please affirmatively state, if true, that the officers or employees of the company will not have to obtain any government approval to provide personal security for customers.

Response

Dynamic has provided the affirmative statement requested by this comment.

Plan of Operation, page 19

Comment

13. We refer to your initial statement in paragraph two, that “[w]e are in the process of establishing a business, which provides customers with experienced, diligent security professionals who will provide…” (emphasis added).  It appears that the company’s officers and directors do not have direct experience in operating a personal security business.  Please revise accordingly.

Response

Dynamic has revised this statement by deleting the reference to experienced, diligent security professionals.

Comment

14. Please disclose whether the company has entered into any agreements with a company to build the company’s website.

Response

Dynamic added a statement that it has not entered into any agreements with a company to build the company’s website.

Comment

15. We note in the fourth paragraph following the table, “we plan to distribute all orders from our warehouse/office location.” Under the section “Facilities” on page 18 and “Description of Property,” page 23, the disclosure states that the company will use the home of the company’s president “for the foreseeable future.”  Please disclose plans regarding obtaining a warehouse if applicable or revise.

Response

Dynamic has revised the fourth paragraph by deleting the reference to “warehouse”.

Expenditures, page 22

Comment

16. Please include the amount of cash on hand as of the most recent practicable date.

Response

Dynamic has added a statement as to how much cash it has on hand as of February 21, 2006.

Item 19. Certain Relationships and Relate Transactions, page 24

Comment

17. We note the statement that “[t]here are no promoters being used in relation to this offering.”  Please revise or advise in light of the definition of promoter in Rule 405 of Regulation C.

Response

Dynamic has revised the statement referenced in this comment.

Sincerely,

/s/W. Scott Lawler

W. Scott Lawler, Esq.